Exhibit 99(a)(5)(DD)

Barrick Gold Corporation Offer for NovaGold Resources Inc.
Outbound Call Flow

INTRODUCTION:

May I speak to <Shareholder First Name & Last Name>?

“Good morning/afternoon. My name is <Agent First Name & Last Name> and I’m calling from Georgeson. The reason we are calling is because Barrick Gold Corporation has increased its all-cash offer to acquire the outstanding common shares of NovaGold Resources Inc. from US$14.50 to US$16.00 per common share and has extended its offer to 9:00pm (Toronto time) on November 7, 2006. The increased price is Barrick’s best and final offer price for NovaGold.

You should have received a copy of the Offer to Purchase and other documents filed by Barrick and the most recent Notice of Variation and Extension that contain full details of the Offer. Have you received these materials?”

Remail Requests:
If the Shareholder did not receive the Offer materials,

Registered Shareholders: Disposition as remail in Proxy 01 and refer Registered Shareholders to
CIBC Mellon Trust Company @ 1-800-387-0825 or 416-643-5500 and if the Shareholder is a US Holder, to Mellon Investor Services LLC @ 1-800-777-3674 for assistance

Beneficial Shareholders: Disposition as remail in Proxy 01 and refer shareholder to CIBC Mellon Trust Company @ 1-800-387-0825 or 416-643-5500 and if the Shareholder is a US Holder, to Mellon Investor Services LLC @ 1-800-777-3674, to obtain materials.

The offering documents can also be found online at www.barrick.com, www.sedar.com or www.sec.gov.

Ask if Shareholder wishes more information about the Offer:
“Would you like any information regarding the Offer?”

Provide additional information, if asked. [In giving any information about the Offer, rely exclusively upon the information contained in the Offer to Purchase and the other materials filed by Barrick and available on www.sedar.com and www.sec.gov.]

Note:
Refer Registered Shareholders to CIBC Mellon Trust Company @ 1-800-387-0825
or 416-643-5500 for assistance if they wish to tender shares under the Offer:

Refer Beneficial Shareholders to their broker or other nominee if they wish to tender shares under the Offer:

Remind Shareholder of Expiry date and time for Offer:
“The Offer has been extended and is now open for acceptance until 9:00 p.m. (Toronto time) on November 7, 2006, unless the Offer is further extended or withdrawn.”

CLOSING:

If you require any assistance, or have any questions, please call us toll-free at 1-866-489-3151.

Thank you.

Offer For NovaGold Outbound Call Flow	Revised–Oct 27, 2006	P. 1 of 2

OUTBOUND MESSAGE CALL FLOW

“Good evening/afternoon. I'm calling for <Shareholder First & Last Name>.

You may have recently received a Notice of Variation and Extension from Barrick Gold Corporation regarding the increase of Barrick’s all-cash offer to acquire the outstanding common shares of NovaGold Resources Inc. from US$14.50 to US$16.00 per common share. Barrick has extended its offer to 9:00pm (Toronto time) on November 7, 2006. The increased price is Barrick’s best and final offer price for NovaGold.

“The Offer is now open for acceptance until 9:00 p.m. (Toronto time) on November 7, 2006.

For further information, please call toll free 1-866-489-3151.

Thank you”

Offer For NovaGold Outbound Call Flow	Revised–Oct 27, 2006	P. 2 of 2